

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2012

Via E-Mail
Richard J. Mark
Chief Executive Officer
North American Nickel, Inc.
#301 – 260 West Esplanade
North Vancouver, British Columbia
Canada V7M 3G7

      Re: North American Nickel, Inc.
              Form 20-F for Fiscal Year Ended December 31, 2011
              Filed April 27, 2012
              File No. 000-14740

Dear Mr. Mark:

      We have limited our review of your Form 20-F to the issue we address in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Selected Financial Data, page 3

1. Please amend (i) to disclose that information based on Previous GAAP is not comparable to information prepared in accordance with IFRS and (ii) your presentation so that the Previous GAAP and IFRS selected financial data are not presented side-by-side. Refer to Instructions 1 and 3 of General Instruction G of Form 20-F.

Independent Auditor's Report, page F-1

2. Please amend to include an audit opinion that refers to and opines on International Financial Reporting Standards as issued by the International Accounting Standards Board or include a reconciliation to US GAAP. Refer to Item 17(c) of Form 20-F.

3. Please advise your independent accountants to revise their opinion to comply with PCAOB standards regarding going concern uncertainties. Refer to AU Section 341.12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes, Staff Accountant at (202) 551-3774 or Brian K. Bhandari, Branch Chief at (202) 551-3390 if you have any questions regarding our comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining